Simpson Manufacturing Co., Inc.
5956 W. Las Positas Blvd.
Pleasanton, CA 94588

July 23, 2010

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC  20549

Re:  Form 10-K for Fiscal Year Ended December 31, 2009 (filed February 26, 2010)

Definitive Proxy Statement on Schedule 14A (filed March 11, 2010)

Form 10-Q for the fiscal Quarter Ended March 31, 2010 (filed May 7, 2010)

File No. 001-13429

Dear Ms. Long:

Thank you for the comments in your letter of July 2, 2010.  Your comments are quoted below, followed in each case by our response.

Business, page 2

1.                                       We note your discussion of patents and proprietary rights on page 11. In future filings, please disclose the importance to the business segment and the duration and effect of all material patents. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

We continuously monitor our intellectual property rights.  We do not hold any significant licenses (other than readily available and widely marketed software licenses), franchises or concessions.  We believe that no patent or trademark that we own is material to the business of either of our segments or that its loss would have a material adverse effect on our business as a whole.  Accordingly, we believe that, under existing circumstances, no disclosure is required in future filings under Item 101(c)(1)(iv) of Regulation S-K.  If circumstances change, we will consider further disclosure under that Item.

Contracts that we file as exhibits…, page 22

2.                                       Please revise this risk factor to remove the implication that investors are not entitled to rely in information in your exhibits as disclosure under the federal securities laws. We will not object to your statements about the purpose of the disclosures in the exhibits, but you should clarify that the exhibits should be read in the context of your other disclosures in the reports filed with the Commission. We also note your statement that information in the exhibit may have been qualified by schedules and other disclosures that have not been filed. Please note that you should make such disclosures in your reports as are necessary to make the information contained in the exhibits materially complete and not misleading. Please confirm your understanding and revise this risk factor in future filings, beginning with your next Form 10-Q.

Response:

We believe investors are entitled to rely on review of our exhibits for an understanding of the contents of the exhibits, as distinguished from an understanding of existing facts.  We believe that, for the disclosure in our reports to be complete and not misleading, it is important to point out to readers that statements of purported fact in exhibits accompanying our reports may not be, and often are not, accurate and complete.  Accordingly, we propose to revise the risk factor in our next quarterly report on Form 10-Q to read as set forth below:

Contracts that we file as exhibits to our public reports contain recitals, representations and warranties that may not be factually correct.

The parties to any agreement or other instrument that we file as an exhibit to this or any other report did not necessarily intend that any recital, representation, warranty or other statement of purported fact in the instrument establishes or confirms any fact, even if it is worded as such.  The parties generally intended such statements to allocate contractual risk between the parties, and the statements often are subject to standards of materiality that differ from the standards applicable to our reports.  In addition, such statements may have been qualified by other materials that we have not filed with (or incorporated by reference into) this or any other report or document.  Such exhibits should be read in the context of our other disclosures in our reports.  We believe the text of each of our reports was complete and correct in all material respects when we filed it.

Exhibit 10.4 — Credit Agreement

3.                                       We note that you incorporate the Credit Agreement by reference to your Form 8-K filed on October 15, 2007. However, it does not appear that you filed all the schedules and exhibits to the Credit Agreement when you initially filed it. If these schedules and exhibits have already been filed, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full Credit Agreement, including all schedules and exhibits.

Response:

We inadvertently omitted Exhibit C (a form of legal opinion) of the Credit Agreement from our Form 8-K filing on October 15, 2007.  We will refile the Credit Agreement, with the form of legal opinion in Exhibit C, with our next quarterly report on Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 11

4.                                       In future filings, please restructure your Compensation Discussion and Analysis section so that the information required by Item 402(b) of Regulation S-K appears together in the same section. It appears that certain information discussed after the Summary Compensation Table on page 21 is relevant to the Compensation Discussion and Analysis section.

Response:

In future filings, we will reorganize the structure of our Compensation Discussion and Analysis section generally as follows:

•      Move from page 23 the heading “Compensation and Leadership Development Committee” and the first three paragraphs following it, including the two bullet points as a paragraph, to page 30 above the heading “Compensation and Leadership Development Committee Report.”

•      Remove from page 23 the last two paragraphs under the heading “Compensation and Leadership Development Committee” and integrate the substance of those paragraphs into the material under the sub heading “Comparative Market Information” currently on page 11.

•      Remove from page 24 the heading “Process and Procedures for Consideration and Determination of Executive and Director Compensation” and integrate the substance of the discussion under that heading into the material under the appropriate sub headings in the Compensation Discussion and Analysis.

Executive Officer Cash Profit Sharing Plan, page 13

5.                                       On page 16, we note your chart providing information regarding the 2009 goals and payouts associated with the Executive Officer Cash Profit Sharing Plan. In future filings, please also provide each operating unit’s actual profit level and describe how you evaluated those results to reach the actual payout each named executive officer received. See Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, we will support the “Actual Payout” column in the table on page 16 with a new table that includes the “Actual Operating Profit,” the “Actual Qualifying Level,” the computed “Qualifying Income,” the “Named Executive Officer Profit Sharing Pool” and the “Actual Payout” for each Named Executive Officer. We will provide this information for each of the operating units that is relevant to the Named Executive Officer. An example of such a table follows:

	Actual			Named Executive Officer	Actual Payout Under Executive Officer Cash Profit Sharing Plan
	Operating	Actual		Profit					Phillip
	Profit/	Qualifying	Qualifying	Sharing	Thomas J	Barclay	Michael J.	Karen	Terry	Stephen P.
Quarter	(Loss)	Level	Income	Pool(1)	Fitzmyers	Simpson	Herbert	Colonias	Kingsfather	Eberhard

Simpson Manufacturing Co., Inc.
First	$(10,514,000)	$17,859,000	$—	$—	$—	$—	$—	$—
Second	23,140,000	18,807,000	4,333,000	189,000	81,990	23,552	20,570	20,570
Third	27,376,000	15,302,000	12,074,000	639,000	277,760	79,788	100,990	100,990
Fourth	2,964,000	15,302,000	—	15,000	6,660	1,913	—	—
					$366,410	$105,253	$121,560	$121,560

Simpson Strong-Tie Company Inc.
First	$(7,024,000)	$16,588,000	$—	$—					$—
Second	24,351,000	17,541,000	6,810,000	56,000					33,939
Third	26,842,000	13,939,000	12,902,000	128,0000					105,810
Fourth	2,579,000	13,939,000	—	3,000					—
									$139,749

Simpson Dura-Vent Company, Inc.
First	$(3,490,000)	$1,272,000	$—	$—						$—
Second	(1,211,000)	1,267,000	—	—						—
Third	534,000	1,363,000	—	—						—
Fourth	386,000	1,363,000	—	—						—
										$—

(1)          Included in Simpson Manufacturing Co., Inc. and Simpson Strong-Tie Company Inc. operating units are portions of branch level profit sharing pool shared with home office employees, including the Named Executive Officers. The actual payouts total less than the amounts in the profit sharing pool because the payouts were reduced by 2009 salary increases paid to Mr. Herbert, Mr. Kingsfather and Mr. Eberhard. The treatment of these items is the same under both the Executive Officer Cash Profit Sharing Plan and the Cash Profit Sharing Plan.

Material Risk Considerations of Compensation Policies, page 20

6.                                       We note your disclosures in response to Item 402(s) of Regulation S-K. Please describe to us the process you undertook to reach the conclusion that your compensation policies do not expose you to undue risk-taking.

Response:

In evaluating the potential risks to which our compensation policies and programs may expose us, we considered the four basic elements of our compensation programs:  salary, contributions to our defined contribution profit sharing plan, cash profit sharing, and stock optons. As salary and contributions to our defined contribution profit sharing plan do not involve performance elements, we concluded that neither of these programs would expose us to undue risk.

We examined the other two elements, the cash profit sharing and stock option programs, together to evaluate whether they create incentive for an employee or group of employees to put the Company at risk for their own benefit. We looked at the two programs together because the incentives to maximize profits are substantially the same, on an annual basis, for both programs. As part of the process, we considered how the short-term aspects of the cash profit sharing plans, a quarterly time horizon, could potentially create incentives for employees to maximize income in one quarter at the expense of another quarter. This risk is balanced in the longer-term aspects of the cash profit sharing plan, as it is an ongoing program and income shifted from one quarter to another would not likely increase total bonus payments over time and in the qualifying level component of the program which rewards prudent stewardship of assets and sound allocation of resources. The risks are further balanced by the stock option program, which rewards sustained growth, presumably with a higher stock price, over the typical seven-year option term. In addition, both of these programs base awards on the performance of the relevant business units, limiting the ability of an employee or group of employees to influence payouts by taking undue risks. Of course, no incentive program can guarantee that no employee will ever take undue risks, but the design of our compensation programs takes into consideration methods of encouraging sound financial management at all levels of the organization. These conclusions are supported by our many years of experience with these programs, during which we have not seen undue risk taking.

We believe that we have addressed this in the second and third paragraphs under the heading, “Material Risk Considerations of Compensation Policies” and will continue to give appropriate consideration to whether or not our compensation programs may create incentive for employees to take undue risks in the performance of their duties.

Compensation and Leadership Development Committee Interlocks and Insider Participation, page 24

7.                                       It appears that certain of this information should appear in a separate Certain Relationships and Related Transactions section pursuant to Item 404 of Regulation S-K. Please revise accordingly in future filings.

Response:

In future filings, we will remove the second, third and fourth paragraphs under the heading, “Compensation and Leadership Development Committee Interlocks and Insider Participation.” We intend to evaluate whether the information in the second and third paragraphs is required to be disclosed at all. We will add a new heading, “Transactions with Related Persons, Promoters and Certain Control Persons,” for such fourth paragraph. On an ongoing basis, we will continue to evaluate transactions that may be required to be disclosed under either the existing heading or the new heading.

Form 10-Q for the Period Ended March 31, 2010

Controls and Procedures, page 18

8.                                       We note your disclosure regarding management’s conclusion as to the effectiveness of the Company’s disclosure controls and procedures does not conform to the definition in Exchange Act Rule 13a-15(e). Please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

Response:

We confirm that our CEO and CFO concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding disclosure.  In future filings, we will revise the first paragraph of this Item to read as follows:

Disclosure Controls and Procedures. As of [report date], an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures was performed under the supervision and with the participation of the Company’s management, including the chief executive officer (“CEO”) and the chief financial officer (“CFO”). Based on that evaluation, the CEO and the CFO concluded that the Company’s disclosure controls and procedures were effective as of that date and that the Company’s disclosure controls and procedures at that date were designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms, including ensuring that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate to allow timely decisions regarding required disclosures.

We acknowledge that Simpson Manufacturing Co., Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, that Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing and that the Company may not assert the Commission staff’s comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please let us know whether or not you have any further comments or questions. You may call me at (925) 560-9270 or Jeff Mackenzie at (925) 560-9016.

Sincerely,

/s/ Karen Colonias
Karen Colonias
Chief Financial Officer